...
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*


                    BIODELIVERY SCIENCES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09060J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,914,437 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,914,437 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,914,437 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* Based on 19,163,538 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ( the "Investor") held (i) a common stock purchase warrant (the "Warrant A") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iii) a common stock purchase warrant ("Warrant C") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (iv) a common stock purchase warrant ("Warrant D") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (v) a common stock purchase warrant ("Warrant E", and together with Warrant A, Warrant B, Warrant C and Warrant D, the "Earlier Warrants") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vi) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant G) to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; and (viii) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, in the case of Warrant A and Warrant B, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant C, Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,914,437 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,914,437 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,914,437 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 19,163,538 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ( the "Investor") held (i) a common stock purchase warrant (the "Warrant A") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iii) a common stock purchase warrant ("Warrant C") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (iv) a common stock purchase warrant ("Warrant D") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (v) a common stock purchase warrant ("Warrant E", and together with Warrant A, Warrant B, Warrant C and Warrant D, the "Earlier Warrants") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vi) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant G) to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; and (viii) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, in the case of Warrant A and Warrant B, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant C, Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,914,437 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,914,437 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,914,437 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 19,163,538 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ( the "Investor") held (i) a common stock purchase warrant (the "Warrant A") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iii) a common stock purchase warrant ("Warrant C") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (iv) a common stock purchase warrant ("Warrant D") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (v) a common stock purchase warrant ("Warrant E", and together with Warrant A, Warrant B, Warrant C and Warrant D, the "Earlier Warrants") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vi) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant G) to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; and (viii) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, in the case of Warrant A and Warrant B, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant C, Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,914,437 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,914,437 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,914,437 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 19,163,538 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ( the "Investor") held (i) a common stock purchase warrant (the "Warrant A") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iii) a common stock purchase warrant ("Warrant C") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (iv) a common stock purchase warrant ("Warrant D") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (v) a common stock purchase warrant ("Warrant E", and together with Warrant A, Warrant B, Warrant C and Warrant D, the "Earlier Warrants") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vi) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant G) to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; and (viii) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, in the case of Warrant A and Warrant B, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant C, Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

Item 1(a).  Name of Issuer: BIODELIVERY SCIENCES INTERNATIONAL, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2501 Aerial Center Parkway Suite 205 Morrisville, NC 27560

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Source Structured Debt, Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited. Information related to each of PSource Structured Debt, Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor, New York, New York, 10017

Item 2(c).  Citizenship: Delaware

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 09060J106

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 1,914,437 shares of Common Stock*

            (b) Percent of Class: 9.99%*

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,914,437 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,914,437 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------

* Based on 19,163,538 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ( the "Investor") held (i) a common stock purchase warrant (the "Warrant A") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant ("Warrant B") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iii) a common stock purchase warrant ("Warrant C") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (iv) a common stock purchase warrant ("Warrant D") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (v) a common stock purchase warrant ("Warrant E", and together with Warrant A, Warrant B, Warrant C and Warrant D, the "Earlier Warrants") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vi) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant G) to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; and (viii) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, in the case of Warrant A and Warrant B, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant C, Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Investor is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Investor reported in this
Schedule 13G, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 11, 2009
                                               ---------------------------------
                                               Date

                                               LAURUS CAPITAL MANAGEMENT, LLC

                                               /s/ Eugene Grin
                                               ---------------------------------
                                               Eugene Grin
                                               Principal

APPENDIX A


A. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Address:          c/o Laurus Capital Management, LLC

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Guernsey


B. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC

   Citizenship:      Israel


C. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC,

   Citizenship:      United States

Each of PSource Structured Debt Limited, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.



PSource Structured Debt Limited

By Laurus Capital Management, LLC,
its investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2009




/s/ David Grin
-----------------------------------------
    David Grin
    February 11, 2009


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 11, 2009